FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

October 11, 2006

Commission File Number: 333-119497

MECHEL OAO
(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12
Moscow 123610
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS FIRST HALF 2006 RESULTS
 — Revenue of $1,927 million —
— Operating income of $209 million —
— Net income of $182 million, $1.35 per ADR or $0.45 per diluted share —

Moscow, Russia – October 11, 2006 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced results for the first half ended June 30, 2006.

US$ thousand	2Q 2006	1Q 2006	2Q06 vs. 1Q06	2Q 2005	2Q06 vs. 2Q05
Revenue	1,072,998	853,518	25.7%	1,039,763	3.2%
Net operating income	150,480	58,996	155.1%	135,623	11.0%
Net operating margin	14.0%	6.9%	—	13.0%	—
Net income	118,784	62,881	88.9%	74,111	60.3%
EBITDA	210,331	134,411	56.5%	143,086	47.0%
EBITDA margin	19.6%	15,8%	—	13.8%	—

US$ thousand	1H 2006	1H 2005	1H06 vs. 1H05
Revenue	1,926,516	2,079,219	-7.3%
Net operating income	209,475	362,396	-42.2%
Net operating margin	10.9%	17.4%	—
Net income	181,664	243,624	-25.4%
EBITDA (1)	344,741	422,741	-18.5%
EBITDA margin	17.89%	20.33%	—

(1)          See Attachment A.

Alexey Ivanushkin, Mechel’s Chief Operating Officer, commented: “The second quarter of 2006 was very favorable for both mining and steel markets, generating improved financial and production results, thus offsetting the negative impact of the first quarter and allowing us to achieve our financial plans for the first half of 2006. We continued to successfully execute on our strategy of expanding our mining segment, increasing output and enjoying high profitability. We also feel that we’ve overcome a downturn in our steel segment, as the actions we’ve undertaken to improve profitability are yielding results, and the EBITDA margin of the segment improved to 15% from 7% a year ago.  At the same time, we continued to take actions focused on further improving the profitability of our steel operations.  The positive market trends in both the mining and steel segments have continued into the subsequent periods of 2006, and we remain optimistic that our improved results will continue further into the year.”

Consolidated Results

Net revenue in the first half of 2006 decreased by 7.3%, to $1.9 billion, as compared to $2.1 billion in the first half of 2005. Operating income was $209 million, or 10.9% of net revenue, versus operating income of $362 million, or 17.43% of net revenue, in the first half of 2005.

For the first half of 2006, Mechel reported consolidated net income of $182 million, or $1.35 per ADR ($0.45 per diluted share), compared to consolidated net income of $244 million, or $1.8 per ADR in the first half of 2005.

Consolidated EBITDA was $345 million in the 2006 first half, compared to $423 million a year ago, reflecting the negative impact of softer market conditions on average realized prices for the main categories of our products in the beginning of 2006. Please see the attached tables for a reconciliation of consolidated EBITDA to net income.

Mining Segment Results

US$ thousand	2Q 2006	1Q 2006	2Q 2006 vs. 1Q 2006
Revenues from external customers	324,018	289,459	11.9%
Intersegment sales	75,756	75,871	-0.2%
Operating income	67,127	29,289	129.2%
Net income	50,514	27,467	83.9%
EBITDA	88,977	58,000	53.4%
EBITDA margin (1)	22.3%	15.9%	—

(1)          EBITDA margin is calculated out of consolidated revenues of the segment, including intersegment sales.

US$ thousand	1H 2006	1H 2005	1H 06 vs. 1H 05
Revenues from external customers	613,477	594,089	3.3%
Intersegment sales	151,627	174,192	-13.0%
Operating income	96,416	310,851	-69.0%
Net income	77,981	234,125	-66.7%
EBITDA	146,977	319,966	-54.1%
EBITDA margin (1)	19.2%	41.6%	—

Mining Segment Output

Product	2Q 2006, thousand tonnes	1Q 2006, thousand tonnes	2Q 2006 vs. 1Q 2006
Coal	4,083	4,011	1.8%
Coking coal	2,272	2,225	2.1%
Steam coal	1,811	1,786	1.4%
Iron ore concentrate	1,264	1,127	12.2%
Nickel	3.57	3.4	5.0%

Product	1H 2006, thousand tonnes	1H 2005, thousand tonnes	1H 2006 vs. 1H 2005
Coal	8,094	7,525	8.0%
Coking coal	4,497	4,134	9.0%
Steam coal	3,597	3,392	6.0%
Iron ore concentrate	2,391	2,224	8.0%
Nickel	6.97	5.6	25.0%

Mining segment revenue from external customers for the first half of 2006 totaled $613 million, or 31.8% of consolidated net revenue, an increase of 3.2% over segment revenue from external customers of $594 million, or 28.6%, of consolidated net revenue, in the first half of 2005.

Operating income in the mining segment in the first half of 2006 totaled $96 million, or 12.6% of segment revenues, compared to total operating income of $311 million, or 41.6% of segment revenues a year ago. EBITDA in the mining segment in the first half of 2006 was $147 million. The EBITDA margin of the mining segment was 19.2%. The key driver of such a significant drop in the EBITDA margin of the segment was a decrease in selling prices of major products of the segment: the decrease in prices of coking coal by 31% was the reason for decrease in EBITDA by $95 million, or 12.3 basis points; the decrease in prices of iron ore by 30% was the reason for decrease in EBITDA by $36 million, or  4.7 basis points; decrease in prices of steam coal by 22% was the reason for decrease in EBITDA by $24 million, or  3.1 basis points. Also, in the first half of 2006 the segment was negatively impacted by a one-time extraction tax accrual at our Korshunov Mining Plant, which amounted to approximately $20 million and was caused by different interpretation of tax code by us and tax authorities. This is the reason for the EBITDA decline by 2.6 basis points.

Average realized prices in the second quarter of 2006 rose 10% for iron ore concentrate, 41% for nickel, while prices for coking and steam coal decreased by 18% and 4%, respectively, from levels of the first quarter 2006 (all prices are quoted on an FCA basis).

Mr. Ivanushkin commented on the results of the mining segment: “In the second quarter, we saw a rise in prices and sales volumes for our mining products, as compared to the first quarter of this year, though the price increase cannot be compared to those we witnessed in the first half of 2005. The segment also demonstrated considerable output growth in the first half of 2006 compared to the first half of 2005, while we kept the segment’s cost base stable. Mining continues to be a growth driver for our business, and in line with this strategy, we recently commissioned the Olzherasskaya coal mine, which will allow us to increase coal output by 1.8 million tonnes in 2007 and by 3 million tonnes annually starting in 2010. The recent acquisition of Moscow Coke and Gas Plant will further allow us to expand our sales markets, as the plant will use between 1.5 – 2 million tonnes of our coking coal. We believe our iron ore production is on track to reach record production levels this year. In addition, nickel prices were unexpectedly high, and we were able to increase production in response to growing demand. Going into the second half of 2006, we continue to witness a positive market environment for our main products. We intend to further capitalize on this positive trend as we are planning to increase sales volumes, control costs, and improve logistics to enhance the segment’s performance in the future.”

Steel Segment Results

US$ thousand	2Q 2006	1Q 2006	2Q 2006 vs. 1Q 2006
Revenues from external customers	748,978	564,059	32.8%
Intersegment sales	4,543	5,173	-12.2%
Operating income	83,351	29,707	180.6%
Net income	68,265	35,414	92.8%
EBITDA	121,348	76,411	58.8%
EBITDA margin	16.1%	13.4%	—

(1)          EBITDA margin is calculated out of consolidated revenues of the segment, including intersegment sales.

US$ thousand	1H 2006	1H 2005	1H 06 vs. 1H 05
Revenues from external customers	1,313,038	1,485,130	-11.6%
Intersegment sales	9,717	31,221	-68.9%
Operating income	113,058	51,545	119.3%
Net income	103,679	9,499	991.5%
EBITDA	197,758	102,775	92.4%
EBITDA margin	15.1%	6.9%	—

Steel Segment Output

Product	2Q 2006, thousand tonnes	1Q 2006, thousand tonnes	2Q 2006 vs. 1Q 2006
Coke	552	526	4.9%
Pig iron	908	820	10.7%
Steel	1,498	1,367	9.6%
Rolled products	1,209	1,067	13.3%
Hardware	154	134	14.9%

Product	1H 2006, thousand tonnes	1H 2005, thousand tonnes	1H 2006 vs. 1H 2005
Coke	1,078	1,360	-21.0%
Pig iron	1,728	1,844	-6.0%
Steel	2,865	3,088	-7.0%
Rolled products	2,276	2,423	-6.0%
Hardware	288	296	-3.0%

Revenue from external customers in Mechel’s steel segment in the first half of 2006 decreased by 11.6% as compared to the 2005 first half, from $1.5 billion to $1.3 billion, and represented 68.2% of consolidated net revenue.

In the 2006 first half, the steel segment’s operating income totaled $113 million, or 8.6% of total segment revenues, compared to operating income of $52 million, or 3.5% of total segment revenues a year ago. EBITDA in the steel segment in the first half of 2006 was $198 million. The EBITDA margin of the steel segment was 15.1%.

Average realized prices for rebar grew by 4%, for semi-finished products – by 9% in the 2006 second quarter as opposed to the first quarter of this year.

The new sinter plant in Chelyabinsk was fully commissioned in the third quarter. The savings from previously commissioned lines of the sinter plant were $10.3 million in first half of 2006, expected savings for the full-year 2006 are $38.5 million

Mr. Ivanushkin commented: “We improved our cost controls and usage ratios to capitalize on the market recovery we saw in the second quarter and expect to see further into 2006, while also increasing sales volumes on a number of steel products. Prices in the steel segment improved when compared to the first quarter, contributing to the increase in revenue over first quarter levels. Moreover, we see the continuation of this pricing trend into the second half of 2006, though the price dynamics cannot be compared to the levels we saw in 2005. We expect additional cost-savings from our new concasting machine and coke battery in Chelyabinsk, which will both be put into operation in the fourth quarter. We believe that we are well positioned to sell into the strong Russian steel market, and we anticipate that the efforts we have made to increase profitability and lower costs will further help raise the segment’s margins.”

Recent Highlights

•                  In September, Mechel announced the commissioning of the Olzherasskaya Mine, a part of the Southern Kuzbass coal company. Commissioning of the Olzherasskaya Mine will allow Southern Kuzbass OAO to increase its coal output by 1.8 million tonnes in 2007. Production in 2006 is expected to be 0.6 million tonnes. The new mine’s annual capacity is 3.0 million tonnes and production is expected to reach this level in 2010. Mechel invested $100 million in the mine’s construction.

•                  In October, Mechel announced the acquisition of a controlling stake in Moscow Coke and Gas Plant OAO (Moskoks). The acquisition is in line with Mechel’s strategy of further developing its mining segment, expanding the company’s presence in coal and coke-chemical markets and strengthening synergistic effects. Moscow Coke and Gas Plant OAO, located in the Moscow region, has economically advantageous geographical position and stable sales markets. The plant’s annual production capacity is about 1.5 million tonnes of coke. Products are sold domestically and shipped abroad, in particular to Ukraine and European Union countries.

Mr. Ivanushkin commented: “The first half of 2006 demonstrated Mechel’s ability to carry on with the cost saving programs to improve performance of both segments as compared to the beginning of the year. Despite the difficult market conditions we faced in the first quarter of the year, we continued to strengthen the mining segment, while improving the performance of the steel segment.  We also managed to maintain cost levels, resulting in a significant increase in income and fulfilling our plans and expectations. Our presence as a self-sufficient, integrated producer combined with our geographic diversity, enables us to adapt to changing market conditions.  We believe this will result in significant value for our business and shareholders in the future.”

Financial Position

In the first half of 2006, CAPEX totaled $253.6 million, out of which $156.2 million was invested in the mining segment and $97.4 million in the steel segment.

Mechel spent $3.8 million on acquisitions in the first half of 2006, including $2.1 million for the 100% stake in Metals Recycling OOO, and $1.7 million on the purchase of minority stakes in other subsidiaries of Mechel.

As of June 30, 2006, total debt(1) was $453.6 million. Cash and cash equivalents amounted to $331.3 million at the end of the period, and net debt amounted to $122.3 million (net debt is defined as total debt outstanding less cash and cash equivalents).

* One American Depositary Share is equivalent to three diluted shares.

The management of Mechel will host a conference call today at 10 a.m. New York time (3 p.m. London time, 6 p.m. Moscow time) to review Mechel’s financial results and comment on current operations.  The call may be accessed via the Internet at http://www.mechel.com/investors/fresults/index.wbp.

***

(1)  Total debt is comprised of short-term borrowings and long-term debt

Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

irina.ostryakova@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 1H 2006 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	1H 2006	1H 2005
Net income	181,664	243,624
Add:
Depreciation, depletion and amortization	85,649	77,802
Interest expense	22,538	27,706
Income taxes	54,890	73,609

Consolidated EBITDA	344,741	422,741

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	1H 2006	1H 2005
Revenue, net	1,926,516	2,079,219
EBITDA	344,741	422,741
EBITDA margin	17.89%	20.33%

Mechel OAO

Consolidated balance sheets

as of June 30, 2006 and December 31, 2005

(in thousands of U.S. dollars, except share amounts)	June 30,2006	December 31, 2005
Assets
Cash and cash equivalents	$331 276	$311 775
Accounts receivable, net of allowance for doubtful accounts of $17,688 as at 30 June 2006 and $17,509 as at 31 December 2005	183 965	140 649
Due from related parties	2 024	4 473
Inventories	517 050	496 658
Deferred cost of inventory in transit	24 478	49 893
Current assets of discontinued operations	—	88
Deferred income taxes	10 076	8 965
Prepayments and other current assets	322 791	346 981
Total current assets	1 391 660	1 359 482

Long-term investments in related parties	435 111	408 709
Other long-term investments	15 329	16 148
Non-current assets of discontinued operations	104	97
Intangible assets, net	7 811	7 590
Property, plant and equipment, net	1 779 629	1 508 984
Mineral licenses, net	253 868	242 006
Deferred income taxes	10 003	17 487
Goodwill	40 736	39 580
Total assets	$3 934 251	$3 600 083

Liabilities and Shareholders’ Equity
Short-term borrowings and current portion of long-term debt	$166 892	$389 411
Accounts payable and accrued expenses:
Advances received	141 777	47 367
Accrued expenses and other current liabilities	74 776	79 405
Taxes and social charges payable	148 077	144 715
Trade payable to vendors of goods and services	153 556	210 228
Due to related parties	68 760	2 937
Current liabilities of discontinued operations	158	109
Asset retirement obligation	4 513	4 236
Deferred income taxes	21 844	26 557
Deferred revenue	31 007	55 267
Pension obligations	9 221	8 189
Dividends payable	121 498	—
Finance lease liabilities	3 258	887
Total current liabilities	945 337	969 308

Long-term debt, net of current portion	286 658	45 615
Restructured taxes and social charges payable, net of current portion	14 831	33 866
Asset retirement obligations, net of current portion	58 103	54 816
Pension obligations, net of current portion	47 686	43 510
Deferred income taxes	116 708	105 481
Finance lease liabilities, net of current portion	31 936	9 179
Other long-term liabilities	19	—

Minority interests	135 145	127 834

Shareholders’ Equity

Common shares (10 Russian rubles par value; 497,969,086 shares authorised, 416,270,745 shares issued; 403,274,537 and 403,118,680 shares outstanding at June 30, 2006 and December 31, 2005, respectively)

	133 507	133 507
Treasury shares, at cost (12,996,208 common shares as of June 30, 2006 and 13,152,065 common shares December 31, 2005)	(4 136)	(4 187)
Additional paid-in capital	323 321	321 864
Accumulated other comprehensive income	135 811	42 046
Retained earnings	1 709 325	1 717 244
Total shareholders’ equity	2 297 828	2 210 474
Total liabilities and shareholders’ equity	$3 934 251	$3 600 083

Mechel OAO

Consolidated statement of operations

for the six months ended June 30, 2006 and June 30, 2005

(in thousands of U.S. dollars, except earnings per share)	For the six months ended June 30, 2006	For the six months ended June 30, 2005
Revenue, net	$1 926 516	$2 079 219
Cost of goods sold	(1 318 787)	(1 278 802)
Gross margin	607 729	800 417

Selling, distribution and operating expenses:

Selling and distribution expenses	(217 074)	(243 680)
Taxes other than income tax	(56 806)	(52 380)
Accretion expense	(1 546)	(1 178)
(Provision for) recovery of doubtful accounts	(2 701)	(7 174)
General, administrative and other operating expenses	(120 127)	(133 609)
Total selling, distribution and operating expenses	(398 254)	(438 021)
Operating income	209 475	362 396

Other income and (expense):
Income from equity investees	1 963	8 074
Interest income	3 671	6 975
Interest expense	(22 538)	(27 706)
Other income, net	9 688	6 426
Foreign exchange (loss) gain	35 410	(36 126)
Total other income and (expense)	28 194	(42 357)
Income before income tax, minority interest, discontinued operations, extraordinary gain and change in accounting principles	237 669	320 039

Income tax expense	(54 890)	(73 609)
Minority interest in (income) loss of subsidiaries	(1 669)	(2 674)
Income from continuing operations	181 110	243 756
Loss from discontinued operations, net of tax	554	(132)
Net income	181 664	243 624
Currency translation adjustment	93 596	(48 030)
Adjustment of available-for-sale securities	169	—
Comprehensive income	$275 429	$195 594

Basic and diluted earnings per share:
Earnings per share from continuing operations	$0.45	$0.60
Loss per share effect of discontinued operations	0.00	(0.00)
Earnings per share effect of extraordinary gain	—	—
Earnings per share effect of a change in accounting principle	—	—
Net income per share	$0.45	$0.60
Dividends declared per share	0.45	0.49
Weighted average number of common shares outstanding	403 218 566	403 118 680

Consolidated statements of cash flow

for the six months ended June 30, 2006 and June 30, 2005

(in thousands of U.S. dollars)	For the six months ended June 30, 2006	For the six months ended June 30, 2005
Cash Flows from Operating Activities
Net income	$181 664	$243 624
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	76 006	72 004
Depletion and amortization	9 644	5 798
Foreign exchange loss (gain)	(35 410)	36 126
Deferred income taxes	(164)	(4 976)
Provision for (recovery of) doubtful accounts	2 701	7 174
Inventory write-down	679	2 340
Accretion expense	1 546	1 178
Minority interest	1 669	2 674
Income from equity investments	(1 963)	(8 074)
Non-cash interest on long-term tax and pension liabilities	8 594	6 408
Loss on sale of property, plant and equipment	218	443
Gain on sale of long-term investments	(503)	(190)
Loss from discontinued operations	(554)	132
Gain on accounts payable with expired legal term	(314)	(201)
Gain on forgiveness of fines and penalties	(5 511)	(12 383)
Amortization of capitalized costs on bonds issue	661	786
Pension service cost and amortization of prior year service cost	1 389	1 162
Stock-based compensation expense	209	—
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	(16 212)	(82 974)
Inventories	(24 604)	75 610
Trade payable to vendors of goods and services	(101 233)	31 422
Advances received	92 189	(7 967)
Accrued taxes and other liabilities	(21 272)	41 633
Settlements with related parties	(1 332)	8 022
Current assets and liabilities of discontinued operations	(152)	(570)
Deferred revenue and cost of inventory in transit, net	1 155	(6 701)
Other current assets	96 902	6 627
Dividends received	994	—
Net cash provided by operating activities	266 996	419 127

Cash Flows from Investing Activities
Acquisition of subsidiaries, less cash acquired	(2 153)	(3 497)
Acquisition of minority interest in subsidiaries	(1 569)	(65 652)
Investment in Yakutugol	—	(411 182)
Investments in other non-marketable securities	(760)	(1 934)
Proceeds from disposal of non-marketable equity securities	3 247	1 149
Proceeds from disposals of property, plant and equipment	169	1 664
Purchases of mineral licenses	(6 382)	(70 293)
Purchases of property, plant and equipment	(247 210)	(240 512)
Net cash (used in) provided by investing activities	(254 658)	(790 257)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	526 166	611 724
Repayment of short-term borrowings	(757 474)	(733 711)
Proceeds from long-term debt	228 957	3 062
Repayment of long-term debt and long-term portion of restructured taxes and social charges payable	(1 203)	(7 971)
Proceeds from disposal of treasury stock	1 248	—
Repayment of obligations under finance lease	(3 280)	—
Net cash (used in) provided by financing activities	(5 586)	(126 896)

Effect of exchange rate changes on cash and cash equivalents	12 749	(19 206)

Net (decrease) increase in cash and cash equivalents	19 501	(517 292)

Cash and cash equivalents at beginning of year	311 775	1 024 761
Cash and cash equivalents at end of year	$331 276	$507 469

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Vladimir Iorich
Name:	Vladimir Iorich
Title:	CEO

Date:   October 11, 2006